TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES


     Mueller's net earnings increased 18 percent in the second quarter of 1997 over the same quarter of 1996. Earnings for the second quarter were $16.3 million, or 83 cents per share, compared to $13.9 million, or 71 cents per share, for the second quarter of 1996.

     Net sales for the second quarter of 1997 totaled $215.4 million, compared with $189.6 million for the same quarter of 1996. Pounds shipped increased by 16 percent.

     These second quarter results were achieved despite experiencing our lowest spreads in the copper tube business in the last five years. The breadth of our product line once again moderated the effect of fluctuations in individual businesses.

     On May 15, Mueller completed the acquisition of Desnoyers S.A., a copper tube manufacturer with two plants near Paris, France. This acquisition, coupled with the recent purchase of the assets of Wednesbury Tube & Fittings Company in Great Britain, gives Mueller a major manufacturing presence in Europe. We have begun the process of integrating these operations, with teams from Desnoyers, Wednesbury, and the United States working together to maximize efficiency and productivity. Combined, these two European acquisitions sold approximately $195 million of copper tube in 1996. The market for copper tube in Europe constitutes a significant opportunity for our company.

     Improving our core businesses remains a top priority. During 1997, we will invest approximately $50 million in capital improvement programs, affecting many of our businesses. One important initiative is a $25 million copper refinery project in Fulton, Mississippi. When completed in 1999, this refinery will allow our Fulton tube mill to use a lower cost mix of copper scrap and copper cathode.

     We are continuing to harvest the benefits from the capital improvement projects completed in recent months and years. Capacity and yield are still rising at our manufacturing operations, with the prospect of further improvements.

     Although new housing starts softened slightly during the second quarter, the housing market remains strong, buoyed by fixed 30-year mortgage rates below 8 percent. Consequently, we are optimistic that Mueller's business will continue to be sound for the balance of 1997.

Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief
Executive Officer

July 17, 1997



                               CORPORATE NEWS

                       MUELLER ACQUIRES DESNOYERS S.A.

     During the second quarter of 1997, Mueller acquired Desnoyers S.A., a copper tube manufacturer based in France. Desnoyers operates two factories near Paris, in Laigneville and Longueville. In 1996, Desnoyers posted net sales of approximately $100 million on product shipments of approximately 60 million pounds.

     The acquisition of Desnoyers solidifies Mueller's position in the European copper tube market. The combined strength of Desnoyers and our operations in the United Kingdom through Wednesbury Tube & Fittings Company, will provide us a significant position in the years ahead.

     In July, Mueller appointed Mr. Robert Gillespie as General Manager of European Operations. Mr. Gillespie has industry experience, is fluent in both French and English, and will lead the effort to integrate Mueller's European Operations.

     Through appropriate capital investments, we are confident we can improve the operating results of our European businesses in the long-term.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended  For the Six-Months Ended
                                  June 28,   June 29,      June 28,   June 29,
                                    1997      1996           1997      1996
Net sales                         $215,437  $189,557       $416,803  $370,072

Cost of goods sold                 172,685   149,536        328,469   293,068
Depreciation and amortization        4,984     4,571          9,816     9,021
Selling, general, and
   administrative expense           15,234    14,919         30,730    28,823
                                   -------   -------        -------   -------
Operating income                    22,534    20,531         47,788    39,160
Interest expense                    (1,118)   (1,473)        (2,296)   (2,713)
Environmental reserves                   -         -         (2,000)        -
Other income, net                    2,166     1,060          3,196     2,940
                                   -------   -------        -------   -------
Income before taxes                 23,582    20,118         48,688    39,387
Income tax expense                  (7,243)   (6,221)       (14,591)  (12,198)
                                   -------   -------        -------   -------
Net income                        $ 16,339  $ 13,897       $ 32,097  $ 27,189
                                   =======   =======        =======   =======

Net income per share:
   Primary:
     Average shares outstanding     19,579    19,525         19,614    19,457
                                   =======   =======        =======   =======
     Net income                   $   0.83  $   0.71       $   1.64  $   1.40
                                   =======   =======        =======   =======
   Fully diluted:
     Average shares outstanding     19,615    19,550         19,640    19,550
                                   =======   =======        =======   =======
     Net income                   $   0.83  $   0.71       $   1.63  $   1.39
                                   =======   =======        =======   =======


















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                          June 28, 1997     December 28, 1996
ASSETS
Cash and cash equivalents                $   36,439              $   96,956
Accounts receivable, net                    119,025                  88,905
Inventories                                 101,315                  76,647
Other current assets                         16,513                  12,204
                                            -------                 -------

    Total current assets                    273,292                 274,712

Property, plant and equipment, net          240,295                 219,855
Other assets                                 35,193                  14,790
                                            -------                 -------


                                         $  548,780              $  509,357
                                            =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   14,914              $   14,844
Accounts payable                             28,269                  18,305
Other current liabilities                    45,484                  45,807
                                            -------                 -------

    Total current liabilities                88,667                  78,956

Long-term debt                               39,335                  44,806
Other noncurrent liabilities                 39,200                  37,116
                                            -------                 -------


    Total liabilities                       167,202                 160,878

Minority interest in subsidiares                641                     397

Stockholders' equity                        380,937                 348,082
                                            -------                 -------


                                         $  548,780              $  509,357
                                            =======                 =======


Book value per share                     $    21.76              $    19.96
                                            =======                 =======


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